UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1 2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 46,282,452 8. Shared Voting Power 7,613,700 9. Sole Dispositive Power 46,282,452 10. Shared Dispositive Power 7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,896,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.53% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 53,896,152 8. Shared Voting Power 9. Sole Dispositive Power 53,896,152 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,896,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.53% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,613,700 8. Shared Voting Power 9. Sole Dispositive Power 7,613,700 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.35% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on June 17, 2005, as amended on September 1, 2005 (as amended, the “Schedule 13D”) by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo”), and Kirk Kerkorian, relating to the common stock, par value $1 2/3 per share, of General Motors Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The Filing Persons acquired the shares for investment purposes and do not have a present intent to acquire or influence control over the business of General Motors. The Filing Persons, however, may engage in discussions with General Motors concerning possible representation on its board of directors. Accordingly, on September 21, 2005, the Filing Persons filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ( the “HSR Act”). Upon the expiration or termination of the applicable waiting period under the HSR Act, Tracinda presently intends to increase its ownership interest in shares of General Motors, but not in excess of 9.9% of the outstanding shares. The Filing Persons may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of General Motors and other factors. The acquisition of 10% or more of the shares of General Motors would be subject to the receipt of required approvals, including approvals required under laws applicable to General Motors’ financial services subsidiaries. Other than as set forth in this Item 4, the Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2005

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-on-Fact*

250 RODEO, INC.

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer*

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A filed by Tracinda Corporation on May 26, 2005.